SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Tyler Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902252105

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902252105	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Ulrich Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 902252105	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otto Industries Europe B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No. 902252105	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inveco Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON

CO

Item 1(a).	Name of Issuer.

Tyler Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

2121 San Jacinto Street, Suite 3200 Dallas, Texas 75201.

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons (the “Reporting Persons”):

(i)	Mr. Ulrich Otto

(ii)	Otto Industries Europe B.V.

(iii)	Inveco Investment Company Limited

The Reporting Persons may be deemed a “group” under the Act because Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Industries Europe B.V. and Inveco Investment Company Limited. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The residence of Mr. Ulrich Otto is Avenida Vieira Souto 6200, Rio de Janeiro, RJ CEP 22420-000, Brazil.

The principal place of business of Otto Industries Europe B.V. is Vrijthof 50-51, 6211 LE, Maastricht, The Netherlands.

The principal place of business of Inveco Investment Company Limited is Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship.

The citizenship of each of the Reporting Persons is set forth on the cover pages hereto.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).	CUSIP Number.

902252105.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

(a) Amount beneficially owned

Mr. Ulrich Otto: 0

Otto Industries Europe B.V.: 0

Inveco Investment Company Limited: 0

(b) Percent of class:

Mr. Ulrich Otto: 0%

Otto Industries Europe B.V.: 0%

Inveco Investment Company Limited: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mr. Ulrich Otto: 0

Otto Industries Europe B.V.: 0

Inveco Investment Company Limited: 0

(ii) Shared power to vote or to direct the vote:

Mr. Ulrich Otto: 0

Otto Industries Europe B.V.: 0

Inveco Investment Company Limited: 0

(iii) Sole power to dispose or to direct the disposition of:

Mr. Ulrich Otto: 0

Otto Industries Europe B.V.: 0

Inveco Investment Company Limited: 0

(iv) Shared power to dispose or to direct the disposition of:

Mr. Ulrich Otto: 0

Otto Industries Europe B.V.: 0

Inveco Investment Company Limited: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2004

Mr. Ulrich Otto

/s/ Ulrich Otto

Ulrich Otto

Otto Industries Europe B.V.

/s/ Ulrich Otto

By: Ulrich Otto Title: President Directeur

Inveco Investment Company Limited

/s/ John Pierce

By: John Pierce Title: Director

EXHIBIT INDEX

Exhibit

1*	Joint Filing Agreement by and among Mr. Ulrich Otto, Otto Investments USA LLC, Otto Industries Europe B.V. and Inveco Investment Company Limited, dated February 28, 2003.

* Previously filed as an exhibit to Amendment No. 3 to Schedule 13G on March 12, 2003.